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Exhibit (a)(1)(A)

Joseph R. Tomkinson Chairman and Chief Executive Officer	Impac Mortgage Holdings, Inc. 19500 Jamboree Road Irvine, CA 92612 www.impaccompanies.com

May 29, 2009

To Our Preferred Stockholders:

        Enclosed with this letter is an offering circular, dated May 29, 2009 (the "Offering Circular") relating to an Offer to Purchase and Consent Solicitation with respect to the Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock") of Impac Mortgage Holdings, Inc. (the "Company"). The Offer to Purchase and Consent Solicitation is an offer to purchase each outstanding share of Series B Preferred Stock for $0.29297 and each outstanding share of Series C Preferred Stock for $0.28516. If the Offer to Purchase and Consent Solicitation is successfully completed, we will also contemporaneously pay all accumulated and unpaid dividends on the Preferred Stock and pay all unpaid deferred amounts on our trust preferred securities. The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock. As of April 30, 2009, the unpaid deferred amounts on our trust preferred securities totaled $518,500, including interest thereon. In addition, you are being asked to approve amendments to our Charter to modify the terms of each series of Preferred Stock to eliminate certain preferential rights. Information about these matters is provided in the enclosed Offering Circular.

        During the past few years, we have been seriously challenged by the unprecedented turmoil in the mortgage market, causing us to discontinue our mortgage funding operations, eliminate all but one of our reverse repurchase facilities and reduce our operating costs. One of our goals in this challenging market environment has been to align the costs of our operations to our cash flows. We believe the elimination of the Preferred Stock and the related dividends through the Offer to Purchase and Consent Solicitation will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on the Company's business, results of operations, and financial position, including the potential inability to satisfy our liabilities and our cash requirements related to long-term dividend and interest obligations.

        Our Board of Directors (the "Board") took into account a number of factors in determining the purchase price for the Offer to Purchase, including historical and current trading levels of each series of Preferred Stock and the estimated recovery value of the securities in a liquidation scenario. The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the tender offer.

        Completion of the Offer to Purchase and Consent Solicitation requires valid tenders and consent from at least 66 2/3% of the outstanding shares of Preferred Stock, voting together as a single class. Completion of the Offer to Purchase and Consent Solicitation also requires the approval by holders representing a majority of the outstanding shares of Common Stock of a proposal to approve the proposed amendments to our Charter to modify the terms of each series of Preferred Stock to eliminate certain rights (which we are seeking concurrently with the Offer to Purchase and Consent Solicitation). As a result of these conditions for completion of the Offer to Purchase and Consent Solicitation, the Offer to Purchase and Consent Solicitation cannot be completed unless 66 2/3% of the outstanding shares of Preferred Stock are validly tendered. Under the terms of the Offer to Purchase and Consent Solicitation, you may not tender your shares of Preferred Stock without also consenting to the proposed charter amendments to each series of Preferred Stock.

        The Offering Circular enclosed with this letter provides you with information about the reasons for the Offer to Purchase and Consent Solicitation, the terms of the Offer to Purchase and Consent Solicitation, procedures for tendering your shares, and the proposed charter amendments to modify the terms of each series of Preferred Stock. We encourage you to read the entire Offering Circular carefully. You may also obtain additional information about us from documents we have filed with the Securities and Exchange Commission and on our website at www.impaccompanies.com.

        Thank you for your ongoing support of and continued interest in Impac Mortgage Holdings, Inc.

                      Sincerely,

                      Joseph R. Tomkinson
                      Chairman and Chief Executive Officer

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  Exhibit (a)(1)(A)